Mail Stop 4561

May 21, 2009

Paul Goodman
President
Bay Acquisition Corp.
420 Lexington Avenue, Suite 2320
New York, NY 10170

> **Re:** **Bay Acquisition Corp.**
> **Form 8-K Filed May 19, 2009**
> **File No. 000-28099**

Dear Mr. Goodman:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone number at the end of this letter.

Form 8-K Filed May 19, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.      The disclosure in your second first paragraph indicates that Brightman, Almagor & Co. were not able to act as auditors for the year ended December 31, 2008. Revise your report to state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof.  Refer to Item 304(a)(1)(i) of Regulation S-K.

2.      Revise your disclosure with respect to the engagement of a new accountant to specifically indicate whether the new accountant was consulted during the two most recent fiscal years and subsequent interim period through the date of

engagement.  Provide disclosures to comply with Item 304(a)(2) of Regulation S-K.

3.      We note your disclosure that there have been no disagreements with Brightman, Almagor & Co., however, you have not discussed the time period during which there have been no disagreements.  Revise to indicate, if true, that there have been no disagreements during your most recent two years and subsequent period through the date of dismissal, resignation, or the date they declined to stand for re-election.

4.      A letter from Brightman, Almagor & Co., addressed to the Commission, stating whether they agree with the statements made by you and if not, the respects in which they do not agree, filed as Exhibit 16, should be provided with your amended Item 4.01 8-K.

* * * * * * *

Please respond to these comments within 5 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3459 if you have any questions regarding the above comments.

Sincerely,


David Edgar
Staff Accountant